Mail Stop 6010

July 22, 2008

Mr. Luis A. Mostacero
Vice President of Finance
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

> **Re: Paradigm Medical Industries, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-QSB for the Quarter Ended March 31, 2008**
> **File No. 000-28498**

Dear Mr. Mostacero:

We have reviewed your response letter dated June 23, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 2 to Form 10-KSB for the year ended December 31, 2007

Note 8. Convertible Notes, page F-28

1.   We note your response to prior comment 4. Please address the following:

- You state that the related debt does not involve a substantial premium or discount. Please tell us how you considered the allocation of a portion of the debt proceeds to the fair value of the warrants in reaching your conclusion that the debt does not involve a substantial discount or premium.

- You state that even if you reached the conclusion that bifurcation was required, the valuation of this feature would be immaterial to your financial statements. Please explain to us how you determined that the valuation of the compound derivative including the put feature would be immaterial to your financial statements.

- To the extent that you conclude that the put feature is a derivative requiring bifurcation, but the compound derivative including the put feature is not material to your financial statements, please revise your disclosures here in future filings to clearly disclose why you believe the inclusion of the put feature in the derivative valuation would not have a material effect and why you concluded you were able to use the binomial lattice model. Finally, revise your disclosures here in future filings to clearly indicate that you will be required to continue to evaluate your accounting for the put feature.

2.   We note your response to prior comment 6. You state that you did not account for the conversion in accordance with EITF 00-27. However, the journal entries you provided appear to reflect the accounting under EITF 00-27. Please tell us why you determined it was appropriate to immediately accrue the full unamortized discount associated with the converted portion of the notes as interest expense instead of just the portion up through the date of conversion. Additionally, please note that you are required to fair value the embedded derivatives up through the date of conversion prior to recording the conversion entry. Please revise or advise.

Item 8A. Controls and Procedures, page 39

3.   We note your response to prior comment 8. Please address the following:

- You state in your response to prior comment 8 that your disclosure controls and procedures were not effective as of December 31, 2005 and 2006 since you "did not correctly follow the disclosure requirements of SFAS 133." This disclosure seems to indicate that your errors related only to the disclosure requirements of SFAS 133. However, based on the restatements to your financial statements, your errors related to the accounting and disclosure requirements of SFAS 133.

- It is still not clear to us how management was able to conclude that its disclosure controls and procedures were effective *as of the end of the period covered by the report*. In this regard, we note that subsequent to December 31, 2007, management made a determination that its prior accounting relating to the convertible notes was not done in accordance with SFAS 133.

- • We note your reference in your response to prior comment 8 to the valuation prepared by Monarch Bay. Please note that while in future filings you may elect to take full responsibility for valuing the embedded derivatives, if you choose to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-KSB by reference into any registration statement, you may be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

4.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Refer to Item 308(T) of Regulation S-B.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- ▪ the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- ▪ the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- ▪ the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-QSB for the quarter ended March 31, 2008

5.   Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.

We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Exhibits 31.1 and 31.2

6.   We note that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the introductory language of paragraph 4 and the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K. Please revise the certifications to provide all of the required statements.

As appropriate, please amend your Forms 10-KSB and 10-QSB and respond to these comments within 30 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Cheif